SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

INTERNET GOLD-GOLDEN LINES LTD.

(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

Internet Gold-Golden Lines Ltd.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION

99.1

Report of Bezeq - The Israel Telecommunication Corp. Ltd., a subsidiary of B Communications Ltd (*), filed with the Israel Securities Authority and the Tel Aviv Stock Exchange -Immediate Report - Results of Private Placement of Debentures (Series 12) to Institutional Investors in Exchange for Debentures (Series 6).

(*)	Internet Gold principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: December 3, 2019

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